Exhibit (a)(33)

Transcript of conference call to analysts and fund managers conducted by
Rinker Group Limited on 27 April 2007

Important Legal Information

This communication has been made public by Rinker Group Limited (“Rinker”).  Investors are urged to read Rinker’s Target’s Statement (the “Target’s Statement”) and Rinker’s Solicitation/Recommendation Statement on Schedule 14D-9 (including each exhibit thereto), and all amendments and supplements thereto, each of which have been filed by Rinker with the ASX and the SEC, as they contain important information.  Copies of the Solicitation/Recommendation Statement (including the Target’s Statement and the other exhibits thereto), and all amendments and supplements thereto, are, and other public filings made from time to time by Rinker with the SEC which are related to the offer (the “Offer”) by CEMEX Australia Pty Ltd, a wholly-owned subsidiary of CEMEX S.A.B. de C.V., will be, available free of charge from the SEC’s website at www.sec.gov or at Rinker’s’ website at www.rinker.com

This communication contains a number of forward-looking statements based on management’s current views, expectations and beliefs as of the date of this communication.  Such statements can be identified by the use of forward-looking language such as “may,” “should, “expect,” “anticipate,” “estimate,” “scheduled,” or “continue” or the negative thereof or comparable terminology.  Such forward-looking statements are not guarantees of future results or performance and involve risks, uncertainties and other factors, including: the general economic and business conditions in the United States and Australia; trends and business conditions in the building and construction industries; the timing and amount of federal, state and local funding for infrastructure; competition from other suppliers in the industries in which Rinker operates; changes in Rinker’s strategies and plans regarding its ongoing business strategy, acquisitions, dispositions and business development; Rinker’s ability to efficiently integrate past and future acquisitions; compliance with, and potential changes to, governmental regulations related to the environment, employee safety and welfare and other matters related to Rinker; changes in interest rates, weather and other natural phenomena, energy costs, pension costs; healthcare costs; outcomes of legal hearings such as the Lake Belt challenge and other risks and uncertainties identified in our filings with the ASX and the SEC.  Rinker can give no assurances that actual results would not differ materially from any forward-looking statements contained in this communication, particularly in light of the many risks and uncertainties regarding the Offer.  None of Rinker, Rinker’s officers, any persons named in the Target’s Statement with their consent or any person involved in the preparation of the Target’s Statement makes any representation or warranty (express or implied) as to the accuracy or likelihood of fulfilment of any forward-looking statement, or any events or results expressed or implied in any forward-looking statement, except to the extent required by law.  You are cautioned not to place undue reliance on any forward-looking information.

[START OF TRANSCRIPT]

D Clarke:

Welcome everyone and thank you for joining the Rinker conference call to discuss our full year results. With me today are our Chairman, John Morschel, our chief financial officer, Tom Burmeister and Dave Berger, vice president strategy and development.

Before we begin, I should remind you that certain matters discussed in this conference call represent forward looking statements, which are subject to various risks and uncertainties that could cause the actual results to differ materially from any forecasts we may make.

Descriptions of these risks are contained in today’s news release in conjunction with Rinker’s announcements to the Australian Stock Exchange and filings with the Securities Exchange Commission.

Where reference is made to non US GAAP information, such as EBITDA, full reconciliations are provided in the news release and on the company website at www.rinkergroup.com. As always in our conference calls I will use only US dollar currency unless indicated.

It was another challenging period for Rinker, due to the housing slowdown in the US but the group delivered a solid performance. Net profit after tax for the year was $782 million, up 6%. Trading revenue was up 4% to $5.3 billion.

Earnings per share was 86.9 cents, up 8% from 80.2 cents in the previous year, and return on equity was 31.3%, up from 27.6%.

Price increases achieved early in the year, together with over $100 million in cost reduction, helped offset a significant decline in US housing. Earnings before interest and tax and EBITDA both rose 6%. Margins increased. The EBITDA margin was 27% up from 26.5%. Free cashflow was $701 million, up 3%.

Directors declared a final dividend of 25 Australian cents per ordinary share, 50% franked, up 4% from the previous year’s final dividend. Total dividend for the year is up 8%.

Rinker’s balance sheet remains strong, with net debt of $916 million, up on the previous year, due to $626 million we returned to shareholders via the special dividend and capital return. We also invested $155 million in an on market share buyback.

Net debt to EBITDA was 0.64 times, while EBIT to interest cover was 32 times. Despite the improved leverage, we retained substantial capacity to finance growth.

The US subsidiary, Rinker Materials, delivered another strong result for the 12 months. The housing slowdown impacted particularly heavily in the fourth quarter. EBIT and EBITDA both rose 8%, while revenue rose 3%. Profit margins increased in all major segments.

Compared to the previous year, volumes were down in all product lines, except asphalt, but average prices increased for all products.

Aggregates EBITDA was up 17%. Average prices were up 20%, although volumes were down 8%. In Florida strong price increases in both July 2006 and January 2007 were realised.

Cement EBITDA rose 8%, volumes were down 11%, including imports down 17%. Average prices rose 10%.

Concrete block and asphalt EBITDA was up 10%, concrete prices were up 13% and block 8%. Concrete and block volumes were down 4% and 25% respectively. Asphalt prices were strong.

Concrete pipe EBITDA was up 9%, cost savings and higher prices, up 7%, offset significant cost increased, including cement and aggregate.

Other businesses EBITDA was in line with the prior year’s result, excluding the April 2005 sale of the former Buffalo Road quarry.

The Australian subsidiary, trading as Readymix performed satisfactorily, with EBIT and EBITDA both up 1% in local currency. Revenue was up 8%.

Higher prices and $18 million in operational improvement cost savings did not completely offset cost increases and margins declined slightly.

The Readymix result included $23 million in EBIT in the fourth quarter from the sale of land at Beenleigh, south of Brisbane, which effectively offset the gain from the sale of the Emoleum business in the fourth quarter of the YEMO6.

We said in November that we would deliver around $30 to $35 million of EBIT in property gains each year from the sale of property we’ve identified across the group. This excludes larger, longer-term property developments, such as Penrith Lakes in Sydney, or Brooksville in Florida.

Fourth quarter results were weaker in the US due to the US housing slowdown. The effect of the housing slowdown was moderated by cost savings and price increases established earlier in the year. Takeover-related costs were $9 million pre tax.

Net profit after tax for the March quarter was down 11% on the previous corresponding quarter. EPS was down 9% and sales revenue down 10%.

Rinker Materials’ fourth quarter sales were down 16%, while EBIT declined 11% and EBITDA fell 9%.

Averages prices were higher in all products, except wall board and block, both heavily exposed to Florida housing. EBITDA profit margins were up in all major product segments.

Readymix had a strong quarter, with revenue up 8% and EBITDA up 6%.

Rinker continued to expand its operations, with over $270 million invested in acquisitions and development projects, including the $220 million Brooksville cement kiln in Florida and a new concrete pipe plant in North Florida.

The acquisitions in Kentucky, Tennessee, Utah, Oregon and Queensland Australia, included nine quarries and two sand mines.

Almost $90 million has been spent to date on the cement kiln, which is scheduled to commence operations in early 2008, and will be Rinker Materials’ third cement line in Florida.

The doubling of Rinker’s annual cost savings helped maintain profit margins as volumes declined due to the housing slowdown. Total savings are over $100 million with our employee count down more than 1,000.

Now to the outlook. The picture for the year ahead is mixed, with some markets expected to perform better than last year and others still deteriorating.

Our markets in Washington, Oregon, Northern California, Kentucky, Tennessee and Georgia look solid and likely to improve.

In Nevada housing is weak, but commercial activity, particularly around the Las Vegas strip is strong. Projects like the MGM Grand provide a very solid base for our operations there.

In Arizona, residential is weak, but volumes in Phoenix over the past several weeks have shown signs of improvement and commercial construction is strong.

Our concrete pipe business sells products into 31 states, so the outlook for that business is varied. Housing-related work is under pressure, but overall volumes are projected to decline only slightly from last year.

In Florida volumes show no current signs of recovery. Residential permits in the past three months fell 52% and non residential and infrastructure construction, although solid, is growing slowly.

Department of Transportation work is backlogged.

Price increases will be difficult and we expect continued downward pressure on concrete block prices. The challenge is to maintain concrete and cement prices.

In Australia, strong construction activity should continue, and pricing is expected to improve.

Importantly we are confident about the long-term fundamentals which underpin the value of Rinker. US census population data for 2006 shows that Arizona and Nevada are growing 3.5 times as fast as the US, and Florida is growing almost twice as fast.

However there is a lot of uncertainty about the recovery in US housing, and in particular, Florida housing which makes short term profit guidance for Rinker difficult.

Housing permits in Florida have been running significantly below last year at a level which is only about 45% of the peak in 2005. It does appear that excess housing inventory is being absorbed, but it is very difficult to predict the timing and scale of the recovery.

But assuming the improvement in Arizona continues and we see a recovery in Florida housing to around last year’s levels, Rinker’s profits this year could be similar to last year.

On the other hand, if the current depressed housing market we’ve seen in Florida and Arizona over the past three months continues for the full year, Rinker’s underlying profits could be down around 10%.

These outlook scenarios involve certain assumptions that are detailed in the news release.

So in summary we had a good result that was delivered in difficult circumstances. But the outlook is mixed and the shape of the housing recovery is difficult to pin down.

Now I’ll hand back to the operator for any questions.

Question:

(Rohan Gallagher, Credit Suisse) Hi David. Two operational and two strategic questions if I may. Firstly operationally, what are the opportunities for further cost saving initiatives in FY08 above your normal inflationary-style cost savings?

And the second operational question, probably directed to Dave Berger. Dave, can you comment or provide greater clarity regarding the metro studies for the housing inventories. I noted at the end of December, half of the counties in Florida were sort of improving in terms of inventory levels.

And then if after that I can take two strategic questions.

D Clarke:

Rohan, I’ll go first on the level of operational improvement. I think this year, the past year was extraordinary, $100 million of savings. A lot of that was driven by the volume slow down, and it was people related. If you assume volumes remain relatively constant, operational improvement probably slows to an order more like prior years of $50 to $60 million. I think that probably answers the question.

David, maybe you could have a go at metro study.

D Berger:

Yes Rohan, the last metro study information that we had access to was through to the end of December, and you’re right, the inventory in single family homes is reducing, but as Mr Clarke said, the speed with which it’s being absorbed is open for analysis. The answer is the inventory is reducing, but how quickly it’s being reduced and what the overall level of inventory was to begin with is open for debate.

Question:

David, if I can just ask two strategic questions, obviously in relation to the bid acceptance. It’s arguably one of the lowest possible bid prices to be deemed fair. This may be a question for Mr Morschel. Can I just ask, and if you can explore or elaborate on what alternatives have been explored and exhausted? What’s the status of Lake Belt and has it had any significance of the bid acceptance, and also given you’re conscious that the majority of shareholders are Australian, how has the impact on currency impacted the board’s acceptance of the bid at the lower end of the independent expert’s range please?

D Clarke:	John, could you take part A and C of that? I’ll talk about the Lake Belt.

J Morschel:

Part A as I understand it Rohan was a question in relation to what alternatives were considered. We outlined that in our recommendation of the bid. The alternatives considered included trade players. These are basically in a merger of similar sorts of businesses.

The restructuring including the re-domicile and possible de-merger of Readymix and also with private equity partners, we looked at a total acquisition of the business, and a partial acquisition of the business.

So all of those were explored. We basically then analysed the risk adjusted return to shareholders in relation to them, and the conclusion that we reached with the assistance of our bank advisor was that the Cemex offer basically represented the best risk adjusted return for shareholders.

D Clarke:

I think Rohan, on the Lake Belt, obviously that was a consideration, although I think as we’ve said at previous results presentations, we don’t believe the risk is huge, but I guess when you’re looking at the certainty of a cash offer versus some risk associated with the Lake Belt, it was considered, but it wasn’t a major consideration.

Question:	Thank you David.

J Morschel:

Rohan, then moving onto Part C which is the currency evaluation of fluctuation in relation to the bid, the company is principally a US operating company; 80 per cent of its revenue has come from US dollars. So we have always talked about the company’s performance in US dollars, and therefore the bid was denominated US dollars by Cemex.

When we look at what the potential share price fluctuations would be and the performance fluctuations, that will vary with the currency, and it would impact any alternative structure or even an alternative hold structure that the shareholders might adopt; the same as it would impact for Cemex. So we didn’t give any further consideration to it. I think also it was important that the independent expert’s report was denominated US dollars.

Question:	(Tom Brinkmann, Davenport) Hello everybody. I just wanted to know about whether or not there are any more attempts for price increases on products that are currently planned first of all?

D Clarke:

Tom it’s going to depend on markets. In Arizona, we’ve certainly got price increases out in the market place for the middle of July. In Nevada, I believe the timing is similar. In Florida, I think we still haven’t totally made up our mind what our strategy will be on pricing. Obviously Florida will be a tougher environment than any other markets, I believe.

Question:	You said that asphalt prices were strong. Could you quantify that at all?

D Clarke:

I don’t have that data with me. Obviously asphalt oil prices were high, therefore prices in asphalt were strong. As asphalt prices come off, the asphalt oil prices come off, there’s also normally an opportunity to keep some of the margin that you’ve built when asphalt prices were going up. But I haven’t got the data.

Remember our markets for asphalt are largely Phoenix and the area north of Seattle, so we’re not exactly a national player in asphalt.
Question:

Also, I mean speaking of where you have your resources, I was trying to find on the Rinker website a little bit about where the aggregates reserves are that you have, the 3.9 billion tons. As far as I could tell, I mean the website only talked about listing aggregate facilities in

Australia. Can you bring up the portion that’s in Australia versus the portions in the US of the 3.9 billion tons?

J Morschel:	Tom, are you able to do that?

T Burmeister:	This is Tom Burmeister. We don’t exactly round to the numbers you have, but it’s approximately 2.9 billion tons in the US and 1.1 billion in Australia, something like that.

Question:	Are those aggregates reserves mostly then in Florida, Arizona and Nevada I take it?

T Burmeister:

I think the disclosures that we’ve given in our 20-F statement had a break down in generally Florida which is approximately 800 million, the south-east which is really Georgia, Tennessee, Kentucky and Virginia, and that’s roughly 1.3 billion. Then all of what’s strung out through Rinker west, it’s about 800 million.

Question:	Aside from that, did you have any further initiatives for cost reductions at this time that are headcount related, or is it right now, status quo?

D Clarke:

I think at the moment there’s some signs of life with permits in the most recent releases, and I think at the moment it’s a watch and see. I don’t think there’ll be any more savage headcount reductions, assuming volumes don’t deteriorate further.

Question:	Okay, good quarter gentlemen, thanks for taking my questions.

Question:

(David Leitch, UBS) Hi, firstly David, one operational question. I noticed that the concrete EBITDA was up in the March quarter versus the December quarter which I regard as an outstanding management result. I just wondered if you could comment on how you were able to achieve that.

Secondly I was wondering, is 10% down next year, is that as bad as it gets? Because I think that’s pretty good if that is as bad as it gets.

D Clarke:

David, the fourth quarter is always just a little bit more unusual than other quarters, and this particular quarter, and I’m not exactly sure how it impacted concrete, but because concrete has a large number of employees, probably some of the year end adjustments probably impacted concrete more so than the other parts of the business.

This particular year, we had some adjustments that benefited quarter four and more beneficial than a normal run rate. Our actuarial update for self-insured claims costs was significantly favourable, about $6 million. Employee benefit costs, which we thought might increase with our reduction in number of employees, were actually favourable, particularly medical costs; maybe $10 million. And customer receivable collections were better than expected, resulting in a reduced requirement for bad debt provisions; maybe $3 million. So there is $19 million that actually is sort of a little bit out of the ordinary.

Tom, how much would you say would have applied to concrete?

T Burmeister:	David, I guess I don’t have the information, but my guess would maybe be 30% of that or something like that.

Question:

Thank you, as I said I thought it was a fantastic fourth quarter, but I guess I’ve always been interested, as a long-term student of Rinker and like many of us great supporters of the company, in the company’s resilience to a downturn, and so I guess my most fundamental question again is, is this 10% down as bad as it’s going to get, because if so, it does seem to me that’s a pretty relaxing number?

D Clarke:

Well, the 10%, around 10% down, is actually based on volumes remaining more or less at their current level, in other words housing starts, particularly in Florida, being about where they are now. But it also assumes that prices really don’t deteriorate, and I suppose what could change the 10% negatively would be if prices came off more significantly. At this stage I think we’ve got our fingers crossed.

Question:

Then I guess a corollary question to that, I suppose, like a number of us, we’ve been watching the share price behaviour of Vulcan following its proposal to take over Florida Rock. And I guess the two things about that, it seems to further consolidate the market structure in Florida, and secondly, the market seems to have moved the share price of Vulcan up very strongly, and Vulcan management made some very optimistic statements about their future outlook for earnings, and I just wondered what consideration you had given to all of those factors in thinking about the bid?

D Clarke:

I think the sort of data that we’ve included in this sort of outlook statement, so a range of options, those options were looked at when we were looking at what we thought the company was valued. So I don’t think our current results made any impact at all on how we were looking at value.

Question:	Thank you.

Question:

(David Bucara, Newcastle) Yes, thank you for taking my call, it’s David Bucara calling from the US. For full disclosure, the company I represent has been a shareholder of your company for a while now. I guess my question comes back again to the potential change of ownership and you somewhat responded to the question, but I found the recommendation that you are giving to us in terms of acceptance of the bid, did you — apart from the other bids that there were, or lack thereof — did you also consider the outlook even though not certain in the US and more specifically in Florida, for the next couple of years.

And secondly, it is at least my feeling that, I mean, given the tone of your press release and your last conference call, you are giving that Board acceptance and recommendation to accept the offer, dragging your feet so to speak for a lack of a better alternative. So if you could elaborate on that, if you don’t mind?

D Clarke:	Chairman, do you want to have a crack at that first?

J Morschel:

Well, I think the current formative outlook and the year’s result were given in preliminary advice form to the independent expert, who basically has confirmed that the offer provided by Cemex is at the bottom end of the range of valuations that he has; in other words he is not saying there would be significant movement in his valuation of the company. So I think that that answers the question in relation to the current performance of the company and the outlook. You can actually make some assumptions in relation to the potential recovery of the market and we have provided that information to the independent expert as well, and also he did his independent determination of what he thought about the market. So, I think the assessment of the offer has been based on the best performance numbers that we could get out of the company and the outlook and also based on the independent expert’s checking of the market.

Now, in relation to dragging our feet, I don’t understand the question. Could you please expand on the question?

Question:

Well, I got the sense and again, it may be just a feeling by the way I interpreted what you communicated to us, that you were giving a recommendation to accept the offer, but not really fully embracing it, and that probably brings some of your shareholders in Australia, some of whom have manifested themselves in the press about emitting some doubts about whether they were going to go to the tender. And in relation to that, if I can add, given that you have recommended your shareholders to accept the bid, have you been in touch with your shareholders in Australia and do you have a sense as to where they currently sit as to accepting or not the bid, and more specifically the largest ones obviously, Perpetual and some others?

J Morschel:

Well, can I firstly refute your comments in relation to dragging our feet. The Board has given a recommendation that the offer be accepted to shareholders in the absence of a superior offer being received. The Board has also indicated that each director will be accepting with the shares that they own themselves, so I can’t see any reason for your comments about dragging our feet. That is our recommendation, we’ve made it to shareholders, and now it’s over to shareholders to make up their minds. We can’t in any way influence the way shareholders will decide.

In relation to being in touch with institutional shareholders, we have been in touch with major shareholders, here in Australia and also in the US. We discussed with them the reasons for our recommendation, but no institutions at this point in time have advised us as to what they think, except we have been advised in the newspaper by one shareholder in Melbourne, that they don’t think the offer is worthy of acceptance, but that was not information to us, it was information transmitted to us by the press.

Question:

Thank you and just one very last question. From a practical standpoint, I mean, if Cemex were to acquire and to achieve something like a, I don’t know, 75% or 80% acceptance, and be willing to stick with those 80%, just for arguments sake, would you see a problem with the company going on its merry way with the major — well, very significant shareholder and with the remaining equity stake in the market, or you consider that the deal is executed, as to be executed with essentially 100% acceptance?

D Clarke:

I think you’d have to refer that question to Cemex. Currently, they have a 90% acceptance condition on their bid, and until they waive that the offer is subject to 90% acceptance. If they do waive it and move to a position of control of the company, in other words greater than 51%, they’re in a position to appoint the Board and therefore control the strategy of the company. So it would be largely up to what Cemex would announce at the time they removed the 90% condition from their bid.

Question:	Okay, thank you very much for taking my questions again.

D Clarke:	That’s quite okay.

Question:

(Matthew McNee, Goldman Sachs JBWere) John, just a question I suppose to expand on some of the points that have already been made, but it seems to me that the Board’s decision seemed to have a lot to do about looking at alternative offers, or alternative deals that you could come up with today, or you know, in the short period.

I suppose the question I have is that just given the sort of multiples that we’ve seen, that Vulcan is paying for Florida Rock, which is probably 2, 2.5 points higher than the multiples on an EBITDA basis that what Cemex is offering for your guys, and given that they had virtually no synergies to bring to the table in the same way that Cemex has, I’m just interested in how you came to the point that 15.85 was a fair value?

Also are you telling the shareholders that you really don’t think that, even in the absence of no other alternative right now, that they’d be worse off if they just held their Rinker shares for the longer-term and David and the team continue to manage the business over the medium term, you don’t think there’s more value there potentially than what the Cemex bid offers today?

J Morschel:	Well, I just reiterate what our advice was, that on a risk adjusted return basis to shareholders we felt that the Cemex offer currently represented the best alternative. It’s really now —

Question:

Sorry John, when you say the best alternative, the best alternative to other deals that potentially could have been bought today, or the best alternative compared to just holding of stock for another five years?

J Morschel:	Well looking at all of those alternatives. I mean basically what we’re really saying is that in the absence of the Cemex bid the share price is likely to fall, okay?

Question:	Yes.

J Morschel:

So if you look at a risk adjusted return basis the current Cemex offer represents the best deal. Now that’s compared to all of the alternatives we’ve considered, plus the alternative of basically running the business the way it is. But don’t forget the share price was below $13 not too long ago.

I mean the same institutions who are now questioning whether 15.85 is reasonable weren’t prepared to support the share price at $13 Oz. So US15.85 represents a considerable lift.

Now based on the information that we’re now providing shareholders in the revised target statement which includes details of our accounts, includes the forward looking statement and together with the independent expert’s report which was tabled in our initial target statement, we believe that shareholders are now in possession of all of the information they need to make a decision.

Question:

And your recommendation to them is that they’re better off selling to Cemex at 15.85 rather than holding to a longer term because you think there’s more value at 15.85 than what could be potentially created in the longer term?

J Morschel:	Well basically what we’re saying, in light of the current information we have before us that we’ve basically put the Cemex offer in front of them. It’s now up to shareholders to make up their mind.

Question:

(Rohan Gallagher, Credit Suisse) David, just a quick one operationally. I noted in the fourth quarter you suggested that block prices came off materially; can you just quantify both in percentage and absolute sort of average price where is that now versus 12 months ago?

D Clarke:	Tom, have you got that data?

T Burmeister:	Just a second David.

J Morschel:

David, it’s John Morschel. Just while Tom’s looking up that information, a previous question in relation to the quarter’s performance referred to the performance of the last quarter versus the December quarter. The information contained in the results is the fourth quarter of this year versus the fourth quarter of last year. I just wanted to clarify that position in case there’s any misunderstanding.

T Burmeister:	David, if you look at block prices fourth quarter this year versus fourth quarter last year, they’re down about 4.5%.

Question:	Do we know what that is in absolute terms roughly?

T Burmeister:	I don’t have that.

Question:

David, with aggregate prices up 20% over the year that highlights the scarcity of the value of the rock and that trend should continue. Your discussions regarding the forward outlook for pricing is uncertain in Florida. Is aggregate in that basket of uncertain or are you anticipating further price increases in aggregate?

D Clarke:

Yes, Rohan, I think we would anticipate some price increase, however coming off 20% last year and with most of our competitors now having significant inventories; there are a few competitors out there that are talking to their customers about no increase this year. So or internal planning would be thinking about we might do well if we get inflationary increases in aggregate in that environment.

Now if residential permits do pick up, obviously you could be a lot more confident of those increases.

Question:

Does that inventory increase the function of underlying volumes coming off materially based on housing starts, or is that exacerbated too by a strategic decision to build inventory cognisant of potential adverse issues surrounding Lake Belt?

D Clarke:	No, I think I was really referring to just that driven by demand.

Question:

(Tom Brinkmann, Davenport) Yes, hello guys, I just have another follow up question for you. This week Cemex was quoted as saying that they expect cement volumes to be down in the US about 15 to 16% in 2007. I know you’re on a different fiscal year but it’s similar March to March. I’m just wondering if you see similar type of volume decline? Cemex has got some obviously different locations than you do, but can you comment on some cement volumes outlook?

D Clarke:

Yes, we haven’t given any forecast for volume. We are just forecasting what we think profit impact will be. Cement volumes, and remember we’re only in Florida, cement volumes in the fourth quarter compared to the same fourth quarter a year ago were off quite significantly of the order of 30% I believe.

So I think it just depends on where construction activity goes going forward, but because the first few quarters last year were very strong, it’s likely to be probably down.

Question:

And you mentioned that you do have the Brooksville Plant for cement coming up. I believe you mentioned verbally but not in the written report here, it’s a $270 million capital expenditure, is that correct?

J Morschel:	$220 to 230.

Question:	When is that capacity expected to be online?

D Clarke:

Probably the end of the first quarter of 2008. Remember we do import of the order of 1.5 million tons, so this is really directed at actually replacing imports. So you could argue it’s not surplus capacity.

Question:	Okay, you import 1.5 million tons per year is it?

D Clarke:	Right.

Question:	How long did the permit process take there, I’m trying to get a feel for the barriers to entry there?

D Clarke:

Yes, I think this was a bit peculiar because we’d had it permitted and we actually sat on the permit for some period. So it’s been in the works for several years, but I think the actual process probably takes a couple of years.

Question:

The last question I had was just sort of the outlook for your markets in terms of I guess the DOT budgets, Department of Transportation highway construction budgets and the construction spending outlook for this year. How does that look state by state; Florida, Nevada, Arizona?

D Clarke:

I think still generally good in terms of dollars allocated to transportation. The challenge is that the increasing costs of building roads might have an impact of actually dampening the actual volume of materials used. So the funding is okay but I would suggest it’s not going to have a major positive impact on volumes, the transportation spend.

Question:

(Andrew Dale, Macquarie Bank) I just had a question in regards to the guidance. You sort of say your starts revert back to last year levels or permits I should say. I’m assuming you mean the 170,000 there, is that correct?

D Clarke:	Yes.

Question:

And if that’s the case, I guess today we saw Florida permit data and it was pretty strong, but the average sort of annualised data for the first three months of this year is sort of running at one 130s, that implies that a 30% uplift literally next month and straight lining that I guess, or you can have a sort of flatter and then steeper recovery towards the back end of your financial year. If the market achieves that 170, is that still the range I guess, or if it doesn’t it’s at the bottom end of the range, or if it exceeds it, top end. It just sounds like quite a big recovery in Florida to me given the sort of inventory issues that are still there?

D Clarke:

Andrew I think that’s why we’re actually saying things are somewhat uncertain. But the reality was last year came from 170 to current levels of 120, the run rate, until this past month. But it would require to go up at the same slope to get to the 120. Anything less than that actually is between zero and 10% down.

Question:

In terms of — and maybe Dave Berger has got a better handle on it, but in terms of the Florida market do you have a feel for the existing home price versus new home price dynamic at the moment? Because I know that if you look at the broader US existing house prices are for substantially lower than new house prices which is creating, I guess, a bit of a problem for that inventory situation. Is Florida a similar or a different scenario in that state?

D Clarke:	David, do you want to comment?

D Berger:	Andrew, on the existing home price versus the new home price what exactly is your question on that?

Question:

It looks like existing home prices are kind of — maybe the median is around 210,000 versus new house prices of closer to 250, and I guess that’s why you see a bit of a split in the new home sales versus existing home sales. And if new homes sales continue to sort of drag it’s obviously going to have a lasting impact on inventory levels in the state?

D Berger:

Right. I don’t think that the Florida situation between existing and new home sales is different than the United States in total and the relative price of Florida versus other homes in the US is that the relative advantage has compressed in the last year or two. But it is still relatively less expensive than some places that people are moving from, but it is not as wide a gap as there used to be.

Question:

Right, and just on the whole bid, if you look at the compcos that we all love to compare Rinker to on the way up, you know, if you compare Rinker to that now it sort of even looks as though it’s cheap. I know there’s acquisitions out there in the market and perhaps it’s a bit grey in terms of values, but I just would have thought, and I guess following on from Matt’s question, I just would have thought if Rinker was stand-alone now, the sort of current share price would be still quite compelling. And given the result was very strong for 07 and the outlook I would not consider to be poor in the context of a 50% down market potentially in housing, I’m just sort of wondering whether when the Board accepted the situation whether there’s been any drastic change in outlook or certainty since that only three or four weeks ago? Because I don’t consider that outlook to be really that negative.

D Clarke:

I think the downside range that we were giving the Board to consider was of the order of that guidance that I’ve given, the bottom end of the guidance. We haven’t been planning for mammoth falls in profitability.

Question:	I just got a sense from John’s comments at that presentation a few weeks ago that there was too much uncertainty to make a qualified view. Whereas a zero to 10% down in my view would be certainty.

D Clarke:	Again, we are qualifying the zero to 10%, the Lake Belt has to go for us, prices can’t deteriorate etc. So I think there’s some qualifications hanging over it.

Question:

Okay, and I guess I’m comfortable with aggregate and cement prices, but you know, a few snippets out there are saying concrete prices already in the first quarter of the calendar year, have come under a bit of pressure. It hasn’t come through in your result, but are you seeing any sort of — maybe in the northern parts of the States — any concrete price pressure?

D Clarke:

I think in various markets and various segments of the markets there is price pressures. I think the numbers that we present, average them up and sort of — but there is some variability in most of our markets. Concrete is not under the same pressure as block is however, with price.

Question:	Okay, all right. Maybe just on Australia, with the recent April price increases, probably it’s still too early to comment as to the success of those for Readymix at this stage is it?

D Clarke:	I think it is. I think all I could say is that Peter James is quietly confident.

Question:	Okay, thanks very much guys.

Facilitator:	We have no further questions at this stage.

D Clarke:	Okay Vincent. If that’s it, thank you everyone for joining us and we’ll talk to you again.

[END OF TRANSCRIPT]